UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2006

Commission File Number 001-31586

Minefinders Corporation Ltd.

(Translation of registrant's name into English)

Suite 2288 - 1177 West Hastings Street, Vancouver, BC V6E 2K3, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [ ]     Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes [ ]     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

Form 51-102F3

Material Change Report

Item 1.	Name and Address of Company

Minefinders Corporation Ltd. (the “Company”)

2288 - 1177 West Hastings Street

Vancouver, BC V6E 2K3

Item 2.	Date of Material Change

October 18, 2006

Item 3.	News Release

The News Release dated October 18, 2006 was forwarded to The Toronto Stock Exchange and The American Stock Exchange and was disseminated through CCN Matthews Canadian and U.S. Timely Disclosure.

A copy of the News Release is attached as Schedule “A”.

Item 4.	Summary of Material Change

The Company reported that it has entered into a purchase agreement with an initial purchaser to issue and sell US$75 million (US$85 million if the over-allotment option granted to the initial purchaser is exercised in full) aggregate principal amount of its Convertible Senior Notes due December 15, 2011.

Item 5.	Full Description of Material Change

For a full description of the material change, see Schedule “A”.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

Not Applicable.

Item 8.	Executive Officer

Mark H. Bailey

President and Chief Executive Officer

604.687.6263

Item 9.	Date of Report

Dated at Vancouver, BC, this 18th day of October, 2006.

SCHEDULE “A”

MINEFINDERS CORPORATION LTD.	Suite 2288-1177 West Hastings St.
Vancouver, B.C. V6E 2K3
Tel. (604) 687-6263
Listed on the TSX symbol: MFL	Fax (604) 687-6267
Traded on AMEX symbol: MFN	website: www.minefinders.com

N E W S  R E L E A S E

October 18, 2006

Minefinders Enters into Agreement to Sell Privately

US$75 million in 4.5% Convertible Senior Notes

VANCOUVER, BRITISH COLUMBIA - Minefinders Corporation Ltd. (the “Company”) (TSX: MFL / AMEX: MFN) announced today that it has entered into a purchase agreement with an initial purchaser to issue and sell US$75 million (US$85 million if the over-allotment option granted to the initial purchaser is exercised in full) aggregate principal amount of its Convertible Senior Notes due December 15, 2011 ("Convertible Notes").

The offering represents net proceeds to the Company of US$72.375 million, before expenses related to the offering (US$82.025 million if the over-allotment option is exercised in full). The Convertible Notes are being offered and sold at their stated principal amount (US$1,000 per Convertible Note) and will have a semi-annual cash interest coupon of 4.5% per year.

The offering is currently expected to close on October 24, 2006, subject to the satisfaction of customary closing conditions and approval from the Toronto Stock Exchange and the American Stock Exchange.

The net proceeds of the offering, together with cash on hand, will be used primarily for the construction, start-up, and operation of the Company’s proposed Dolores gold and silver mine in Mexico.

Each Convertible Note will be convertible at the option of the holders into 91.9118 Common Shares, subject to adjustment, representing an initial conversion price of approximately US$10.88 per Common Share or 36% above the closing sale price of the Company’s Common Shares on the American Stock Exchange on October 18, 2006.

The Convertible Notes will not be redeemable prior to maturity, except upon the occurrence of certain changes to Canadian tax laws.

The Convertible Notes will rank equally in right of payment with all of the Company’s existing and future unsecured senior debt and are senior in right of payment to all our future subordinated debt. The indenture does not limit the amount of debt that the Company or its subsidiaries may incur. The Convertible Notes will effectively rank junior to any of the Company’s secured indebtedness to the extent of the value of the assets securing such indebtedness. In meeting the conversion terms of these securities, the Company will have the right to satisfy these obligations using its Common Shares, cash, or a combination of its Common Shares and cash.

Although the secured project debt facility announced by the Company on December 19, 2005 remains a viable option, the Company decided to pursue the Convertible Note offering based upon considerations such as interest rate, absence of requirements to forward sell future production and other factors considered by the Company.

This announcement does not constitute an offer to sell, nor is it a solicitation of an offer to buy, securities. Any offers of the securities will be made only by means of a private offering circular. The Convertible Notes, and the Common Shares issuable upon conversion of the Convertible Notes, have not been registered under the Securities Act of 1933, as amended, or the securities laws of any other jurisdiction, and may not be offered or sold in the United States without registration under, or an applicable exemption from, the registration requirements of the Securities Act. None of these securities are being offered or sold in Canada or to Canadian purchasers or to any person who is purchasing for resale to, or for account of, any person resident in Canada.

Mark H. Bailey

President and Chief Executive Officer

Company telephone: 1-866-687-6263

This news release contains forward-looking statements regarding the Company, its financing arrangements, its planned use of proceeds and other matters, including the Company’s expectations that the offerings will be successfully completed consistent with the terms outlined above. Actual results and developments may differ materially from those contemplated by these statements depending on, among others, satisfaction of customary closing conditions which may be affected by market conditions and global political developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINEFINDERS CORPORATION LTD. (Registrant)
Date October 19, 2006
By: /s/ Paul C. MacNeill Paul C. MacNeill, Director